
Mail Stop 3628

December 15, 2015

Via E-mail
Thomas W. Reedy
President
CarMax Auto Funding LLC
12800 Tuckahoe Creek Parkway
Suite 400
Richmond, Virginia 23238

      Re: CarMax Auto Funding LLC
               Amendment No. 1 to Form SF-3
               Filed December 1, 2015
               File No. 333-207329

Dear Mr. Reedy:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

The Sale and Servicing Agreement

Dispute Resolution Procedures, page 89

1. In light of the notice requirements as set forth here – for example, that the repurchase request must identify each receivable that is the subject of the request and the specific representation or warranty breached -- please clarify what information noteholders will be provided relating to an alleged breach of representation or warranty in order to make a sufficient notice. For example, we note that you do not indicate whether the Form 10-D information containing a summary of the Asset Representations Reviewer report will include receivable-level information or aggregated data.

2. We note your disclosure that no method such as statistical sampling will be permitted for purposes of determining additional receivables that may be subject to a repurchase request. Please tell us whether this language intends to constrain the party that is required

to make a determination whether noncompliance with the representations and warranties constitutes a breach of the representations and warranties. If so, please explain why such a provision would be appropriate to constrain such a party in this way.

3. We note your response to comment 5 of our letter dated November 2, 2015, and that you have deleted the clause that a Receivable may not be subject to a dispute resolution proceeding in the event that the Asset Representations Reviewer determines that the representations and warranties related to such Receivable has not failed. It remains unclear in the prospectus disclosure, however, whether the investors are permitted to utilize the resolutions procedures in such instances. In particular, we note your disclosure that when the "Asset Representations Reviewer determines that the representations and warranties…has not failed, any repurchase request…will be *deemed to be resolved*" (*emphasis added*). We also note your disclosure that the requesting party's right to refer the matter to mediation or arbitration is conditioned on a repurchase being "not *resolved* within 180 days after receipt by CarMax Business Services or the Seller of notice of the repurchase request" (*emphasis added*). Please revise and clarify your prospectus to describe consistently.

4. We note that, in the case of binding arbitration, the burden of proof for alleged breaches of the representations or warranties will shift from a preponderance of the evidence to clear and convincing evidence of a breach if at least [12] months of payments have been received with respect to the related receivable. The imposition of a higher evidentiary standard by the sponsor in such instance appears to discourage investors from pursuing arbitration. Please tell us why it is appropriate for the sponsor, and not the arbitration panel, to determine the evidentiary standard.

5. We note your disclosure that "the proceedings of the mediation or binding arbitration, including the occurrence of such proceedings, …will be kept strictly confidential by each of the parties to the dispute." Please confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3. Please also revise in light of your statement that the sponsor and depositor will provide notice of the commencement of any arbitration on the Form 10-D in order to give other noteholders the right to participate in the arbitration proceeding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: David Zawitz, CarMax Auto Funding LLC
        James Antonopoulos, Kirkland & Ellis LLP